(212) 701-3412
April 9, 2007

Re:	Validus Holdings, Ltd.
Registration Statement on Form S-1
(File No. 333-139989)
Ladies and Gentlemen:
     On behalf of Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 2 to the registration statement on Form S-1 (File No. 333-139989) (“Amendment No. 2”). The registration statement was initially filed on January 16, 2007 (such initial filing, together with Amendment No. 1, filed on March 9, 2007, and Amendment No. 2 being herein referred to as the “Registration Statement”).
     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in Jeffrey P. Riedler’s letter dated March 30, 2007 to the Company. To facilitate your review of Amendment No. 2, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 2.
     To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 2, marked against Amendment No. 1 to the Registration Statement.
Prospectus Summary page 1
1.	We note our prior Comment 10 and your response. At the end of the first paragraph where you discuss your operating results, you should add a sentence which explains that because you are newly formed, you do not have a claims history, and that future results will be adversely affected by the filing of claims. While we understand that you al-

lude to this concept elsewhere in the prospectus, the operating results you highlight here are potentially confusing to investors without this immediate and appropriate caveat.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Prospectus Summary—Our Company— Overview”.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies and Estimates, page 39
Reserves for Losses and Loss Expenses, page 39
2.	Refer to your response to comment 42(a)(3). We were unable to determine how you determine your reserves for the interim periods. Please point us to that specific disclosure, or add a discussion of that process.

Response: In response to the above comment, the Company respectfully refers the Staff to the disclosure in the Registration Statement on page 41 that begins “The reserves and recoverables in each of these categories are established on an annual and interim basis as follows:...”. The disclosure describes the Company’s policy of establishing interim reserves on the same basis as annual reserves. In addition, the Company has revised the disclosure on page 41 of the Registration Statement to further clarify this point. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”
Results of Operations, page 45
Underwriting Income, page 51
3.	Refer to your response to comment 46. Your disclosure does not appear to fully address the disclosure necessary to justify inclusion of Underwriting Income as a performance measure under FAQ 8 of the June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We have the following supplemental comments:
a)	Specifically describe how management uses this measure to analyze its business; such as use of it in monthly financial reporting and inclusion in the Budgeting and Financial Analysis processes. Please note that the fact that this information is requested by outside sources such as analysts, investors, and ratings agency in itself is not sufficient to include such a measure.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Results of Operations — Underwriting Income.”
b)	Clarify your statement that annual incentive compensation is “set in reference to underwriting income.” Clarify, if true, and explain why annual and long-term compensation is not linked to Underwriting Income and describe the quantitative significance of annual incentive compensation to managements’ total compensation package.
Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Underwriting Income.”
c)	Describe specifically why use of this non-GAAP measure is informative to the Investor and clarify why it makes it easier to analyze the Company’s underlying business performance, particularly when such measure may not be comparable with Underwriting Income of other companies.
Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Underwriting Income.”
d)	Reconcile the statement on page 46 that this non-GAAP measure will “allow for a more complete understanding of the underlying business” given that the statement seems to infer that this measure may be more useful than the GAAP financial information.
Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to remove the referenced statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Underwriting Income” for a discussion of the limitations of the non-GAAP measure in reference to most directly comparable U.S. GAAP financial measure, Net Income.
Financial Statements — December 31, 2006
3. Significant accounting policies, page F-7
(e) Investments, page F-9

4.	Refer to your response to comment 59. Based on your revised disclosure, it appears that you apply the guidance of EITF 99-20 to your mortgage and asset backed securities. Please provide to us your evaluation of these investments that required the application of this guidance instead of the guidance of SFAS 91.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 3 to the Consolidated Financial Statements.

     18. Segment Information, page F-24
5.	Refer to your response to comment 44. While we do not disagree with your assertion that gross revenues are important, we feel that disclosure of this information as it relates to your reported “Net premiums earned” is also important. Please revise your disclosure to include that information as well. Refer to paragraph 37 of SFAS 131.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to show net premiums earned by major product class. The Company does not track net premiums earned by geographical area and is therefore unable to provide that information. Please see Note 18 to the Consolidated Financial Statements.
* * * * *
     By copy of this letter we are providing courtesy copies of this letter and Amendment No. 2 to the following members of the Staff: James Peklenk, James Atkinson and Michael Reedich.
     Comments or questions regarding any matters with respect to Amendment No. 2 may be directed to me at (212) 701-3412.

Sincerely, /s/ Michael A. Becker Michael A. Becker

Enclosures

cc:	James Peklenk
James Atkinson
Michael Reedich
Securities and Exchange Commission

Edward J. Noonan
Jeff Consolino
Validus Holdings, Ltd.

Gary I. Horowitz
Simpson Thacher & Bartlett LLP

Caroline J. Foulger
Arthur Wightman
PricewaterhouseCoopers

VIA EDGAR TRANSMISSION AND BY HAND
Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405